8/3.

04035952

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Golden Arch Resources

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

AUG 03 2004

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 659

FISCAL YEAR 1-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 8/3/04

Debt Settlement

The Company has issued 55,415 common shares to Redhawk Resources Inc. (RDK-TSX V) at a deemed price of $0.25 per share to settle debt of $13,854 for the Company's share of legal fees and return of $5000 deposit advanced by Redhawk with respect to a proposed joint venture between the two companies on the Company's Mildred Peak property.

Private Placement

The Company has completed a private placement of 3,000,000 Units, at a price of $0.30 per Unit, for proceeds of $900,000. Each Unit consists of one common share and one half of one share purchase warrant, with each full warrant entitling the holder to purchase one additional common share at an exercise price of $0.40 per share for a period of 18 months. Exchange approval was given on April 23, 2004.

Additional information on the Company can be found at www.sedar.com.

"Les Kjosness"
President

#82-659

GOLDEN ARCH RESOURCES LTD.

AR/S
1-31-04

2003 Annual Report

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of **Golden Arch Resources Ltd.** (the "Company") will be held at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, on Tuesday, the 20th of July, 2004 at the hour of 9:00 a.m (Vancouver time) for the following purposes:

1. To receive and consider the Report of the Directors and the financial statements of the Company, together with the auditor's report thereon, for the financial year ended January 31, 2004;
2. To fix the number of directors at four (4);
3. To elect directors to hold office until the next Annual General Meeting;
4. To re-appoint Moen & Company as auditors for the ensuing year and to authorize the Directors to fix the Auditor's remuneration;
5. To authorize the Company to enter into one or more private placements during the ensuing 12 month period;
6. To consider and, if thought fit to pass an ordinary resolution approving the implementation by the Company of a Stock Option Plan for the Company, subject to regulatory approval, as more fully set forth in the information circular accompanying this notice;
7. As a special resolution, to approve a change of Articles as described in the accompanying Information Circular;
8. To transact any other business which may properly come before the Meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting.

Shareholders who are unable to attend the Meeting in person are requested to complete, sign and date enclosed Proxy and return the same in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

DATED at Vancouver, British Columbia, this 7th day of June, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

"Les Kjosness"
President

much and over 350' pay.

The lower Granite Wash, from which the Company has the right to earn interest, was not penetrated, except in a very few area wellbores, and was not perforated in any area wellbore. The interval includes a portion of the Granite Wash "C", "D", "D" lower, and "E" zones. Pay thickness is well in excess of 300' and approaches as much as 400' using a 10% porosity cutoff. Gas shows were phenomenal in the interval, with nearly each porosity zone giving strong chromatograph shows and the thicker intervals reaching over 4,000 unit's gas.

Morrow Sands

The Morrow sands begin at the base of the Granite Wash and extend below the current well total depth. The sands are commonly chert conglomerates as in the case of this well, and have been capable of producing multiple [BCFG] per individual interval. In the #2-66 Young wellbore, two separate Morrow sands were encountered. Each sand encountered good drilling breaks during drilling operations and each calculates to be gas productive, but appear relatively low in porosity. Gas shows were poor due to extremely high mud weights to contain gas. Reservoir properties are as follows;

Morrow Sand: 12,949'-12,964'

Net Ft. Pay:	15'
Porosity:	8% max, 6% average
Microlog Permeability:	6' Fair
Water Saturation:	39%
Hydrocarbon Saturation	61%

Probable Production gas, low porosity

Morrow Sand: 13,053'-13,066'

Net Ft. Pay:	13'
Porosity:	9% max, 7.5% average
Microlog Permeability:	5' Good, 6' Fair
Water Saturation:	28-38%
Hydrocarbon Saturation	62-72%

Probable Production gas, low porosity.

The #2-66 wellbore has encountered two separate Morrow sands, both capable of producing hydrocarbons and a Granite Wash section in excess of 300' pay interval. The well is currently in preparation for perforating and testing the Morrow sand intervals. These zones are relatively low in porosity, but with anticipated pressures of 6,000# the zones could very well be prolific or at least commercially productive and warrant testing.

In the case of an unsuccessful completion from the Morrow intervals or upon depletion of these zones the Lower Granite Wash is recommended for completion. Should the Morrow intervals be exceptional producers, it may be necessary to twin the well in order to facilitate the Lower Granite Wash production.

to the Company.

Effective August 1, 2002, the Company has agreed to pay $2,500 per month to President and Director Les Kjosness for management services to the Company.

Liquidity and Capital Resources

Though the Company is receiving revenues from its interest in oil and gas properties, the Issuer operates at a net loss of $543,862 for the year, from its existing properties. The Company will be relying on continued financial support from its shareholders and related parties.

Use of Proceeds

There are no material differences in the actual use of proceeds from the previous disclosure by the issuer regarding the intended use of proceeds.

Investor Relations

The Company has retained Mike Tymo to provide investor relations services from time to time, for a period of one year, effective November 4, 2003.

SUBSEQUENT EVENTS

YOUNG 2-66 WELL

The Company has acquired a 4% working interest, with a 2% net revenue interest in the Young #2-66 gas well in Hemphill County, Texas. Golden Arch has the right to participate in future wells located in this section of Hemphill County. This field has potential of a significant gas play associated with the Granite Wash and Morrow Sand located at tow different well depths.

The Young #2-66 was drilled in south central Hemphill County approximately 11 miles south of Canadian, Texas. The well was drilled to a depth of 12,744' where intermediate casing was run covering the Granite Wash intervals; subsequently the well was drilled deeper to a total depth of 13,518' where 4 ½" production casing was set.

The well is located in the middle of the Hemphill (Granite Wash) gas field. This field is a world class prolific producing area with per well cumulative production commonly in excess of 4,000,000 [MCFG]. Production from the field is from the upper Granite Wash, a detritus zone generated by the erosion of the nearby buried Wichita Mountains. The field is currently active and is depth segregated. Golden Arch has the right to earn an interest from the base of the Upper Granite Wash (current producing horizon) approximately 11,200' and below. The prospect was drilled anticipating only the Morrow sand, but serendipity has allowed for new discovery in the lower Granite Wash interval as well as a Morrow sand interval. The extent or economic liability of either gas discovery has not yet been determined.

Granite Wash

The Granite Wash as mentioned above is a detrital deposit sourced by the rapid erosion from the nearby buried Wichita Mountains immediately to the south. The field currently produces from what is commonly referred to as the "A" and "B" zones and with some extent the "C" zone. The field wells are multi [BCFG] producers with field pay thickness in the immediate wellbore, as well as offsets, of as

GOLDEN ARCH RESOURCES LTD.

INFORMATION CIRCULAR

This information circular contains information as at June 4, 2004

1. SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Golden Arch Resources Ltd. (the "Company") for use at the Annual General Meeting (the "Meeting") of the Company to be held at 3rd Floor Boardroom, 510 Burrard Street, Vancouver, British Columbia, on Tuesday, the 20th of July, 2004 at 9:00 a.m. (Vancouver time), and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the "Notice of Meeting"). This solicitation of proxies is being made by mail and the cost of solicitation will be borne by the Company.

2. APPOINTMENT OF PROXYHOLDER AND REVOCATION OF PROXIES

The persons named as proxyholder in the enclosed Form of Proxy have been provided by management for selection by the shareholder. **A shareholder desiring to appoint some other person to represent him at the Meeting, may do so either by inserting the name of such person (who need not be a shareholder) in the blank space provided. The completed Form of Proxy or other proper form of proxy must be delivered to the Company's Registrar and Transfer Agent, Computershare Trust Company of Canada, Proxy Dept. 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than forty-eight (48) hours before the time of the Meeting.**

A shareholder who has given a proxy may revoke it at any time before it is exercised by an instrument in writing (a) executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer, or attorney of the corporation; and, (b) delivered to the Company's Registrar and Transfer Agent, Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, BC V6C 3B9, not less than forty-eight (48) hours before the time of the Meeting, or any adjournment thereof, or in any other manner provided by law. Attendance at the Meeting and participation in a poll by a shareholder will automatically revoke the proxy.

3. VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and, where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. **If a choice is not so specified, it is intended that the person designated by management in the accompanying form of proxy will vote the shares represented by the proxy in favour of each matter identified on the form of proxy and for the nominees of management for directors and auditor.**

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxy holder with respect to amendments of variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come

before the meeting. However, no proxy shall confer authority to vote for the election of any person or company as a director of the Company unless a bona fide proposed nominee for such elec tion is named in the information circular.

As of the date of this Information Circular, the management of the Company knows of no such amendment or variation or matters to come before the meeting other than those referred to in the accompanying Notice of Meeting.

4. VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of 100,000,000 common shares without par value, of which 42,464,468 shares are issued and outstanding. All shareholders registered at the close of business on June 4, 2004 will be entitled to vote and each common share will be entitled to one vote.

In order to have a quorum for the Meeting, registered shareholders, at least two in number must be represented at the Meeting in person or by proxy.

For each share held, a shareholder eligible to vote is entitled to cast one vote for a nominee for each of the four (4) directorships to be filled. The four (4) nominees receiving the highest number of votes cast will be elected whether or not any of them receives the vote of a majority of the shares represented at the Meeting.

To the best of the knowledge of the Directors and senior officers of the Company, no persons beneficially own, directly or indirectly, shares carrying more than 10% of the voting rights attached to all shares of the Company.

5. ELECTION OF DIRECTORS

Prior to the election of Directors, the shareholders will be asked to consider and if thought fit, pass a resolution providing for the election of four (4) persons as Directors of the Company by a single resolution. The Board of Directors presently consists of four (4) Directors, all of whom are deemed to retire at the Meeting. Unless contrary instructions are indicated on the proxy given by a shareholder, the persons named in the accompanying Form of Proxy intend to vote for the election of the four (4) nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed Form of Proxy reserve the right to vote for another nominee in their discretion. Each Director elected will hold office until his successor is elected at the next Annual General Meeting of the Company, or at any adjournment thereof, unless his office is earlier vacated.

The following persons are proposed to be nominated by management for election as directors at the Annual Meeting.

The Amado Area consists of the Rachel zone and the Michelle zone. A detailed trenching/sampling program has indicated a new silicified mineralized zoned, the Michelle zone., approximately 95 meters in length (311ft.) with an average width of 8.25 meters (27ft.) The weighted results of the Michelle zone were approximately 11.3 grams gold per ton (0.33 opt Au).

The Jupiter Mine Area is believed to be a large gold mineralized zone over 2km long with moderate to highly anomalous values, was initially trenched in May 2002. Samples ran as high as 2,800 ppb, with grab samples within this area having grades as high as 1.27 opt Au.

Trenches A,B and C, in the Jupiter Area had values in excess of 1.5 g/t Au (0.044 opt). Four additional short trenches on an extended line northeast from Trench A showed results ranging from 4m @ 1.70g/t Au (0.050 opt) to 2m @9.5g/t Au.(0.28 opt). Results from Trench H ranged from 1.5 g/t Au (0.044 opt) to 9.5 g/t Au (0.28 opt.).

The Malachite Silver project, located on the east side of the property is believed to be a silver/copper mineralized silicified contact metamorphic deposit (a silver/copper skarn deposit) hosted by a Jurassic calcareous siltstone adjacent to the contact with a granite intrusive. Within the mineralized area a character sample was taken that assayed 15.1 ounces of silver and 0.97% copper per ton. Several acres of similar-looking stained rock is intermittently exposed to the surface.

The preliminary drill program was designed to test the shallow depth extension of the significant results developed from the surface trenching program. In addition, Golden Arch is currently augmenting drilling with a program of additional sampling and trenching, followed by additional drilling in the fall of 2004. To date the property has no recorded ore reserves.

The exploration program is under the supervision of R.D. Somerville, P.Eng., a Qualified Person under National Instrument 43-101.

Slocan/Revelstoke Mining Divisions

The Issuer holds 100% registered mineral rights, (excluding coal, petroleum and any gas or gases) to land parcels located in the Slocan and Revelstoke Mining Divisions, subject to agreements allowing joint venture partners to acquire 70% or 85% interest. The properties are not material to the Company; however, the Company is maintaining the properties for assessment by a Qualified Person for potential exploration and development purposes.

The Issuer has entered into an tentative agreement with Safe Environment Engineering Canada Inc. (SFU: TSX Venture – delisted) to purchase mineral and gas and oil interests held by SFU, to be determined. The Company has applied a refundable deposit of $10,000.

Regulatory Matters

The Company underwent a continuous disclosure review by the British Columbia Securities Commission as part of their ongoing program to improve the quality of disclosure provided to investors. The Company satisfactorily complied with the inquiries of the British Columbia Securities Commission.

Related Party Transactions

Effective July 31, 2001, the Company entered into an agreement with R. Somerville Geological & Mining Engineering Ltd. ("RSGM") to provide consulting geological and project management services

During the year ended January 31, 2004 and subsequently, the Company has opted not to participate in the recompletion of several of the Stuart Estate "61" wells-#1, #2,#4, #6, #7, #10, and #11 located in Palo Pinto County, Texas. Operator, The Cumming Company Inc. reported January 7, 2004 that the Stuart Estate "61" #8 well has been converted to a water disposal well.

The Company has a 10% interest in the Wimberly #2 well located in Jack County, Texas. The Cumming Company has not been crediting Golden Arch for revenue from this well and the Company is seeking to rectify this issue as soon as possible.

Enlight Energy has taken over interest in the Warren-Thurman #1 and #2 wells from Empire Energy/Commonwealth Energy. Enlight's intention is to offer a buyout to the rest of the working interest partners, including Golden Arch. No formal offer has been made to date. The Company has a 10% interest in the wells, located in Coleman County, Texas.

Mildred Peak Development

The Company's primary property is the Mildred Peak gold/silver/copper property located in Pima County, Arizona, located approximately 80 km southwest of Tucson. Four contiguous, high priority, road-accessible precious metals prospects were identified by exploration completed in 2003.

The Mildred Peak Project is currently in its early stage. During the late 1800's and early 1900's, a commercial mining operation existed on the property. There was a town with about 200 people living at the base of the Gold Bullion Mine.

The area appears to have the geological potential necessary to be a significant discovery. The project is on the western edge of several world-class copper porphyry deposits. In the opinion of a Qualified Person, the prospect is probably overlying a porphyritic intrusive as well. The significant difference amongst the deposits is that this property has numerous hydrothermal veins with high grade gold and silver showings hosted in a Jurassic conglomerate, altered by hydrothermal fluids. Areas in the conglomerate carry disseminated low grade gold. These areas are being explored by the Company and are believed to have the potential to develop a low grade resource.

Gold Arch increased its land position in 2003, and holds claims and mineral leases granted by the Arizona State Land Department, over a seven-mile strike length with a width of three miles, in addition to another 22 federal claims (totaling 520 acres) staked and recorded with the Federal Bureau of Land Management (BLM). This land position covers all the known gold occurrences, as well as a copper/silver showing on the east side of the property. Rock chip samples on the property have shown grades as high as 1.97 oz Au/ton (67.4 g/t). The Mildred Peak exploration property now comprises a total of approximately 5200 acres.

In February 2004, the Company commenced a preliminary diamond drill program to test various gold showings. Approximately 2200 feet of NX (1.875") core was drilled. Layne Christensen Company of Tucson, Arizona was the drilling contractor. The program targeted the high-grade Amado area in the southern part of the property, as well as the Malachite Silver area.

NAME & POSITION	**OCCUPATION (Last 4 Years)**	**A DIRECTOR SINCE**	**NO. OF SHARES OWNED**
Les Kjosness Langley, BC President/Director	President, Paragon Drywall	2001	308,000
Richard Somerville, P.Eng. [(a)] Salt Spring Island, BC Vice-President, Mining and Exploration/Director	President, RSGM Engineering Ltd.	2003	622,000
B. Keith Shirley, PG Azle, TX Director	Geologist	2001	270,000
James Broad, LL.B. Delta, BC Director/Secretary	Solicitor	2003	200,000

(a) Mr. Somerville was also a director from July 2001 to November 2002.

NOTE: The information as to shares beneficially owned, controlled, or directed, not being within the knowledge of the Company, has been furnished by the respective Nominees individually and is as of June 4, 2004.

The Company's Audit committee consists of Richard Somerville, Keith Shirley, and James Broad.

Advance Notice of the Meeting of the Company at which Directors will be elected was published in the Vancouver Sun newspaper on May 27, 2004. No nominations for Director were received by the Company in response to the said Advance Notice.

6. STATEMENT OF EXECUTIVE COMPENSATION

The following table sets forth all annual and long term compensation for services to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals who are or were Named Executive Officers.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			All Other Compensation
					Awards		Payouts	
Name and Principal Position	Year ended Jan 31	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Share Units ($)	LTIP Payouts ($)	
Les Kjosness, President (a)	2004	30,000	-	5,633	900,000	-	-	-
	2003	15,000	-	4,242	-	-	-	-
	2002	-	-	210	550,000	-	-	-
Richard Watson, President (b)	2002	-	-	15,000	-	-	-	-
Richard Somerville, (c) Director/ Vice-President, Exploration and Mining	2004	24,000	-	-	600,000	-	-	-
	2003	20,000	-	-	-	-	-	-
	2002	12,000	-	-	350,000	-	-	-

(a) Les Kjosness became President in July 2001
(b) Richard Watson ceased to be President in June 2001. Management fees payable to Roulette Resources Ltd.
(c) Richard Somerville was also director from July 2001 to November 2002

g Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid.

Options/Stock Appreciation Rights (SAR) Grants During The Most Recently Completed Financial Year

Options to purchase common shares were granted to the following named executive officers of the Company during the most recently completed financial period, as follows:

Name	Options Granted	Percent of Total Options Granted to Employees In Financial Year	Exercise Price/Security	Market Value of Securities Underlying Options (per Security)	Expiry Date
Les Kjosness	900,000	30%	$0.12	$0.15	October 17, 2007
Richard Somerville	600,000	20%	$0.12	$0.15	October 17, 2007

Aggregate Options/SAR Exercises During The Most Recently Completed Financial Year And Financial Year-End Option/SAR Values

Options were exercised by named executive officers during the most recently completed financial year, as follows:

Name	Securities Acquired on Exercise (# of common shares)	Aggregate Value Realized ($)	Unexercised Options at January 31, 2004 Exercisable/Unexercisable	Value of Unexercised in-the-Money Options at January 31, 2004 ($) Exercisable/ Unexercisable
Les Kjosness	550,000	$27,500	900,000 / 0	$81,000
Richard Somerville	350,000	$17,500	600,000 / 0	$54,000

Termination Of Employment, Change In Responsibilities And Employment Contracts

Effective July 31, 2001, the Company entered into an agreement with R. Somerville Geological & Mining Engineering Ltd. ("RSGM") to provide consulting geological and project management services to the Company.

Effective August 1, 2002, the Company has agreed to pay $2,500 per month to President and Director Les Kjosness for management services to the Company.

Summary of Quarterly Results

	2004	2003				2002		
	Jan 31 $ cumulative	Oct 31 $	July 31 $	Apr 30 $	Jan 31 $ cumulative	Oct 31 $	July 31 $	Apr 30 $
Revenue	44,415	13,498	10,857	5,865	37,809	6,931	-	3,218
Net income (loss) before discontinued operations and extraordinary items Total/per share	(534,862)/ (0.02)	(115,694) /(0.01)	(90,239) /(0.01)	(84,778) /(0.01)	(549,523) /(0.02)	(39,468) /(0.01)	(68,445) /(0.01)	(54,559) /(0.01)
Net income (loss), total/ per –share	(543,862) /(0.02)	221,806/ 0.01	(90,239) /(0.01)	(84,778) /(0.01)	(549,523) /(0.02)	(39,468) /(0.01)	(68,445) /(0.01)	(54,559) /(0.01)

Revenues are reported in the quarter in which the monthly statements from the Operator are received, which may vary.

Net income for the quarter ended October 31, 2003 increased by $337,500 due to the write-off of one debenture.

Interest in the Abbott-Wagner mineral property was written down to a nominal value of $1.00, resulting in a charge of $547,504 at the year ended January 31, 2003.

Oil and Gas Operations

As reported by the Operator, the Cumming Company, Golden Arch Resources was receiving positive cash flow for the five months ended January 31, 2004 from the following wells, located in Palo Pinto and Jack Counties, Texas:

Well	Working Interest	Year Acquired
Wimberly #7	4%	2001
Reagan "14" #2	5%	1995
Middlebrook #1	10%	1997
Stuart Estate "49" #1	4.5%	1993
Stuart Estate "49" #4	4.5%	1994
Stuart Estate "49" #5	4.5%	1993
Stuart Estate "60" 12	4.5%	1996
Stuart Estate "61" #4	14.5%	1995
Stuart Estate "61" #7	14.5%	1995
A.D. Crawford #1	11%	1993

The following wells operated at a total negative cash flow during the five months reported by the Cumming Company.

Reagan "14" #1	6.09756%	1995
A.D Crawford #10	13%	1995
Stuart Estate "61" #2	14.5%	1994
Stuart Estate "61" #8	14.5%	1995
Stuart Estate "61" #10	14.5%	1995

MANAGEMENT DISCUSSION AND ANALYSI S
As at May 31, 2004

Golden Arch Resources Ltd. (TSE.V:GAI, OTC(US): GARCF) is a Canadian-based company that is concentrating on the development gold/silver and copper properties in North America, namely the Mildred Peak Property, Pima County, Arizona. The Company previously speculated in oil and gas wells, and without abandoning the field, has acquired the right to participate in a gas project in Hemphill County, Texas.

Selected Annual Information

Overall, the Company received revenue from the sale of petroleum products of $44,415. Revenues are dependent on oil and gas prices and expenses incurred by the Operators of the wells. Well operating expenses, which include administrative overhead, gas analysis, services of a pumper, water hauling, and repairs and labour, and other expenses, were $29,120.

Expenses for the Mildred Peak property, which include geological work, sample analysis, and permit fees, totaled $221,617 for the year ($260,684 since acquisition). Acquisition costs for the Mildred Peak property totaled $38,009 for the year ($65,683 since acquisition).

	Year ended January 31		
	2004	2003	2002
Revenue	$44,415	$37,809	$77,005
Net income (loss) before discontinued operations and extraordinary items Total/per share/diluted per share	(543,862) /(0.02)	(549,523) /(0.02)	(130,526) /(0.01)
Net income (loss), total/ per –share/ diluted per-share	(543,862) /(0.02)	(549,523) /(0.02)	(130,526) /(0.01)
Total assets	1,084,469	488,145	837,722
Long-term financial liability	-	608,567*	634,000*
Cash dividends declared, per-share	None	None	None

* Longterm financial liability for the years 2002 and 2003 includes a debenture issued in 1996 to Silver Peak Resources Ltd. The Company has determined that, upon investigation, no cash consideration has been received by the Company for the private placement of the debenture payable of $337,500 to Silver Peak Resources and accordingly, this was written off in the Company's interim financial statements of October 31, 2003.

The Company has paid off debentures in the aggregate amount of $296,500 plus interest. Payment of the debentures plus interest has substantially diminished the debt of the Company, with the remainder of debt under review.

Due to the writing down of the Abbott –Wagner property in the Slocan and Revelstoke Mining Divisions in British Columbia to a nominal value of $1.00, net losses increased in 2003 by $547,504.

There are no plans, contracts or arrangements between the Company or its subsidiary and a named executive office for compensation in the event of i) resignation, retirement or any other termination of the named executive officers' employment with the Company or its subsidiary, ii) a change of control of the Company or its subsidiary; or iii) a change in the named executive officers' responsibilities following a change in control.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiary for services in their capacity as directors, or for committee participation, during the most recently completed financial year or subsequently, up to and including the date of this information circular.

The Company does have a formalized stock option plan for the granting of incentive stock options to the Directors, officers, employees and consultants of the Company. Grants to Directors of the Company (excluding named Executive Officers) during the most recently completed financial year are as follows:

Director	Securities Under Options Granted	% of Total Options to All Employees in the Financial Year	Exercise Price ($/Security)	Market Value of Securities Underlying Options of the Date of Grant ($/Security)	Date of Grant	Expiration Date
James Broad	250,000	8%	0.10	0.12	February 21, 2003	February 21, 2005
James Broad	400,000	13%	0.12	0.15	October 16, 2003	October 16, 2007
B. Keith Shirley	400,000	13%	0.12	0.15	October 16, 2003	October 16, 2007

During the most recently completed financial year, directors of the Company were compensated for their services as consultants or experts by the Company as follows:

Richard Somerville, P.Eng *	$11,050
B.Keith Shirley, PG	$ 1,160
James Broad, LL.B.	$ 3,721

*payable to RSGM Engineering Ltd.

7. INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS, AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer or senior officer, to or guaranteed or supported by the Company, or any of its subsidiaries, during the most recently completed financial year.

8. INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Subsequent to the most recently completed financial year end, the Company arranged a debt settlement with Redhawk Resources Ltd. (RDK-TSXV) to settle the $5,000 advanced by Redhawk towards an agreement to participate in the Company's Mildred Peak property, plus half of the legal costs arising from the negotiations, for a total of $13, 853.80.The Company issued 55,415 common

shares at a deemed price of $0.25 per share. A director of Golden Arch Resources is also a director of Redhawk Resources Ltd.

9. APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the reappointment of Moen & Company, Chartered Accountants, of Vancouver, British Columbia as the auditor of the Company to hold office for the ensuing year, at a remuneration to be fixed by the Directors.

10. MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the Directors or senior officers of the Company.

11. APPROVAL OF PRIVATE PLACEMENTS

In order for the Company to raise funds to carry on its ongoing expansion plans, the Company may need to arrange private placement subscriptions for shares or for securities convertible into shares.

Shareholders are being asked to pass a resolution authorizing the Company to enter into one or more private placement agreement transactions, during the ensuing 12-month period.

Unless the private placement is for over 20% of the issued common shares, the directors and management are not required to seek shareholder approval. Shareholder approval is being sought solely for the comfort of management and directors and as a method of allowing the shareholders to have the opportunity of participating in the decision to proceed with these transactions in advance.

The private placements, if any, will only be negotiated if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Company to continue or expand its activities. Private placement transactions authorized hereunder will be made with placees who may include parties that are not at arm's length to the Company, being directors, officers, employees and insiders of the Company.

The subscription price of each private placement will comply with the policies of the TSX Venture Exchange. Accordingly, the shareholders of the Company are being asked to consider, and if thought fit, to approve the following resolution:

> "BE IT RESOLVED AS A RESOLUTION of the Shareholders of the Company, that subject to regulatory approval and in compliance with the policies of the TSX Venture Exchange, the Company be allowed and is hereby authorized to enter into one or more private placement transactions with subscribers, during the ensuing 12 month period."

12. STOCK OPTION PLAN

The management of the Company proposes a resolution to adopt a Stock Option Plan (the "Plan") to grant employees, directors and senior officers, employees and consultants of the Company options to purchase shares of the Company.

NOTE 13. LEASE OBLIGATIONS

The Company entered into a lease for office premises in Vancouver BC for monthly rent and costs of $545 each. The term of the lease is for 5 years and half a month, beginning on the 15th day of April 2002 and ending on the last day of April 2007. Lease obligations are as follows:

Year Ending January 31,	Amount
2005	$ 6,540
2006	6,540
2007	1,635
	$14,715

NOTE 14. COMPARATIVE FIGURES / RESTATEMENT OF PRIOR PERIOD

Certain prior year balances have been reclassified to conform to the current financial statement presentation. The prior period comparative financial statements, in accordance with CICA 1506.28, are restated by a reduction in the deficit of $337,500 and a reduction in Convertible Redeemable Debentures in the same account.

NOTE 15. LAWSUIT

The Company has received a Supreme Court of British Columbia Writ of Summons and Statement of Claim dated May 22, 2002 with respect to a claim of indebtedness and breach of an agreement. The Company believes the claim to be of no merit and has filed opposition to this claim. Accordingly, no provision for any liability for this claim has been recorded in these financial statements, except legal costs incurred to date.

NOTE 16. SUBSEQENT EVENTS

(a) Property Acquisition
On February 5, 2004, Golden Arch Resources Ltd. acquired for $98,182 (US$72,728) a 2% net revenue interest in the oil and gas leases in Hemphill County, Texas.

(b) Private Placement
On April 27, 2004, a private placement was completed for 3,000,000 units at a price of $0.30 per unit for total proceeds of $900,000. Each unit consists of one common share and one half of one share purchase warrant, with each full warrant entitling the holder to purchase one additional common share at an exercise price of $0.40 per share for a period of 18 months. There is a hold period of four months on these shares.

(c) Incorporation of Wholly-Owned Subsidiary
A wholly owned subsidiary, Mildred Peak LLC was incorporated on December 8, 2003, but its date of inception is after January 31, 2004. This wholly-owned subsidiary will carry out a work program on resource property located in Arizona.

(d) Stock Issued to Altar Resources Partnership
300,000 shares were issued on February 23, 2004.

NOTE 11. INTEREST IN ALTAR RESOURCES PARTNERSHIP (cont'd)

The acquisition costs and work commitments incurred recorded as deferred exploration costs, as at January 31, 2004 are as follows:

	Year Ended January 31 2004	2003
Acquisition costs		
Balance, January 31, 2003 / 2002	$ 27,674	$ --
Cash	18,009	12,674
Common shares	20,000	15,000
Incurred during year	38,009	27,674
Balance, January 31, 2004 / 2003	65,683	27,674
Deferred exploration costs		
Balance, January 31, 2003 / 2002	39,066	--
Permit expense	15,538	--
Operating expense	174,464	39,066
Assay expense	31,616	--
Incurred during year	221,618	39,066
Balance, January 31, 2004 / 2003	260,684	39,066
	$ 326,367	$ 66,740

NOTE 12. ADMINISTRATION EXPENSES

Administration expenses are as follows:

	Year Ended January 31 2004	2003
Accounting expenses	$ 3,150	$ 2,350
Audit fees	19,700	10,518
Bad debts (recovery and liabilites written off)	104,082	(147,346)
Consulting expenses	14,000	18,399
Finder's fees	25,313	4,000
Legal fees	26,149	12,220
Management fees	54,000	35,000
Office expenses	35,549	21,756
Promotion, travel and investor communications	35,163	32,178
Salaries and wages	41,599	34,157
Transfer agent and filing fees	25,219	13,093
	$ 383,924	$ 36,325

The policies of the TSX require that the resolution must be approved by a majority of the votes cast by shareholders voting at the meeting, excluding votes attached to shares beneficially owned by Insiders who hold options and their associates.

Management of the Company considers it desirable and in the best interests of the Company to establish the Plan for the granting of future stock options to directors, officers, employees, and consultants.

The pertinent terms and conditions of the Plan are as follows:

a) The purpose of the Plan is to assist the Company in attracting, retaining, and motivating directors, officers, employees and consultants of the Company and rewarding those parties for advancing the interests of the Company.
b) The Plan will be administered by the Board of Directors of the Company who will have the full authority and sole discretion to grant options under the Plan to any eligible party, including themselves;
c) The maximum number of shares that may be reserved for issuance under the Plan will be a rolling number not to exceed 10% of the issued and outstanding shares of the Company at the time of the stock option grant;
d) The Exercise price of options granted under the Plan will be set by the Board of Directors at the time of the grant and will not be less than the Discounted Market Price of the Company's shares as set out in the policies of the TSX Venture Exchange;
e) *The full purchase price of common shares purchased under the Plan shall be paid in cash upon the exercise thereof;*
f) Options may be granted under the Plan exercisable over a period not exceeding five years;
g) Options covering not more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period;
h) Options covering not more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period;
i) Options may only be exercised while the optionee is a director, officer, employee, or consultant to the Company, or within a period of 30 days after ceasing to be so (or until the normal expiry of the option rights, if earlier);
j) Notwithstanding item i), an optionee's heirs or administrators shall have one year from the death of the optionee in which to exercise any portion of options outstanding at the time of death of the optionee;
k) The options shall not be assignable or transferable by an optionee;
l) Options covering not more than an aggregate of 2% of the issued shares of the Company may be granted to employees performing investor relations activities in any 12 month period, and such options shall be subject to vesting schedules;
m) The obligation of the Company to issue and deliver common shares under the Plan will be subject to any approvals which may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Company.
n) The Board of Directors may, from time to time, amend or revise the terms of the Plan, subject to regulatory approval.

The policies of the TSX Venture Exchange provide that where a stock option plan, together with any other share compensation arrangements, could result, at any time, in the number of shares reserved for issuance pursuant to the plan exceeding 10% of the outstanding issue, approval of the plan by the Company's shareholders is required.

If the plan is not adopted, options will be granted and amended from time to time, subject to TSX approval in each instance.

The policies of the TSX further provide that if a stock option plan, together with any other share compensation arrangements, could result, at any time in:

i) the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue;

ii) the issuance to insiders, within a one-year period, of a number of shares exceeding 10% of the outstanding issue;

then the stock option plan must be approved by a majority of the votes cast by disinterested shareholders at a shareholders' meeting.

Accordingly, disinterested shareholders of the Company will be asked at the Meeting to pass the following resolution:

> "BE IT RESOLVED THAT the establishment of the Stock Option Plan (the "Plan") as set forth in the Information Circular be approved and that the Board of Directors of the Company be authorized in their discretion to establish the Plan and administer the Plan in accordance with its terms and conditions."

13. PARTICULARS OF OTHER MATTERS TO BE ACTED ON

Removal of Pre-existing Company Provisions under the Company Ach (British Columbia) and Amendment to the Articles of the Company pursuant to the Business Corporations Act (British Columbia).

The British Columbia *Business Corporations Act* (the "new Act"), which replaced the British Columbia *Company Act*, came into force on March 29, 2004. The Company is a "pre-existing company' under the new Act; that is, a company in existence at the time the new Act came into force. As such, the Company must do a transition rollover within two years after the new Act comes into force, that is, by March 28, 2006. Failure to do so will result in the British Columbia Registrar of Companies (the "Registrar) dissolving the Company.

The regulations under the new Act effectively added certain provisions, called "pre-existing company provisions" to every Company's Notice of Articles until the shareholders remove the Provisions by special resolution.

The Company wishes to make certain optional alterations to its articles to make the articles fit the new Act and to take advantage of the expanded flexibility in the new Act (much of which requires specific provisions in the articles of a company).

The Company plans to remove the application of certain Pre-existing Company Provisions by passing a special resolution. The new Articles include the following material changes:

a) Under the new Articles, the special majority for the Company will be two-third (rather than three-quarters) of the vote cast at a shareholders' meeting on particular resolutions. A

NOTE 11. INTEREST IN ALTAR RESOURCES PARTNERSHIP (cont'd)

Term

The term of this Agreement shall be for an initial term of twenty years commencing on the effective date. The lessee may extend such term.

Payments required to Altar Resources Partnership

(a) The Company shall pay the following amounts as rentals:

(i) $8,000 upon the effective date of the approval of the Agreement by the Canadian Venture Exchange. (paid in 2002)
(ii) $12,000 on or before the date one year after the effective date and (paid in 2003)
(iii) $20,000 on or before the date two years after the effective date (subsequently paid in February, 2004)

(b) Advance Minimum Royalties

The Company shall pay $20,000 on or before April 18, 2005 and on each anniversary date thereafter as long as this Agreement is in force as advance minimum royalties, which advance royalties shall be a credit toward any monies due

Transfer of Stock

The Company shall transfer the following amounts of common stock, subject only to such restrictions as may be required by the TSX Venture Exchange.
(a) 150,000 shares within 30 days from and after April 18, 2002 (issued);
(b) 200,000 shares on or before April 18, 2003 (issued);
(c) 300,000 shares on or before April 18, 2004. (subsequently issued February 23, 2004)

Production Royalty

The Company shall pay to Altar a production royalty of the greater of (1) 1% of the "Net Returns" received by the Company from sale or other disposition of Leased Substances, or (2) 20% of the "Net Profits" from the mining and marketing of Leased Substances from the Property.

Work Commitments

The Company shall expend in exploration, development and mining work on the Property not less than the following cumulative amounts:
(a) $50,000 on or before April 18, 2003;
(b) $200,000 on or before April 18, 2004;
(c) $500,000 on or before April 18, 2005

The abovementioned work commitments in (a) and (b) were achieved, as the Company has incurred deferred exploration costs of $260,684 to January 31, 2004.

NOTE 10. LOANS PAYABLE

The balance of loans payable as at January 31, are as follows, are unsecured, non interest bearing, with no specific terms of repayment:

	Balance January 31, 2004	Balance January 31, 2003
Duncan R. McKay	$ --	$ 37,273
Vern Siemens	--	98,157
Redhawk Resources Inc.	13,854	--
Peter Leask	17,274	17,274
Monarch Mechanical	10,330	10,330
Park Distributors Ltd.	187,032	187,032
M. Watson	61,751	61,751
	$ 290,241	$ 411,817

The balances owing to Monarch Mechanical, Park Distributors Ltd., Peter Leask and M. Watson are under review by the management.

NOTE 11. INTEREST IN ALTAR RESOURCES PARTNERSHIP

On April 18, 2002 (the effective date), the Company entered a Lease Agreement with Altar Resources Partnership ("Altar"), an Arizona partnership.

Grant

Altar grants demises, leases and lets that certain real property, including, but without being limited to, all soil, sand and gravel, rock, ores, minerals and mineral rights in, upon and under the Property, surface rights, extra lateral rights (if any), water rights, easements and rights-of-way pertaining or appurtenant to the Property, with the exclusive rights and privileges.

The abovementioned real property consist of the following:

(a) Thirty-one Unpatented Mining Claims in Arizona

(b) State of Arizona Mineral Rights on seventeen properties

special majority is the majority required to pass a special resolution, and it is also required for certain other resolutions. Unless the articles are altered to provide otherwise, a special resolution is required for most alteration of the authorized share structure, a change of the Company's name and/or alteration of the articles.

b) The Articles allow the Company to choose what kind of resolution to use in order to carry out certain acts. This choice is set out in the new Articles.

The choices of resolutions in these situations include a directors' resolution (except where the new Act requires some kind of shareholders' resolution, as is the case with respect to altering special rights and restrictions) and several types of shareholders' resolutions, namely, an ordinary resolution (the majority at a meeting is a simple majority), a special resolution (the majority is a special majority, as mentioned above), and a resolution with a higher majority than special majority (an "exceptional resolution").

c) Notices (for example, notices of meetings), both to shareholders and to directors, can be given by mail, delivery, fax, or email to the fax number or email address provided by the recipient.

d) Meetings of directors may be held, not only in person, but by telephone, if all the directors participating in the meeting can communicate with each other by telephone (or other communications medium, for example email, if all directors who wish to participate agree to such method of participation).

The shareholders of the Company are being asked to approve the following Special Resolutions:

"RESOLVED, as a special resolution, that

i) the existing Articles of the Company be and are hereby deleted in their entirety and that the form of Articles attached to the Minutes of the Meeting be adopted as the Articles of the Company; and
ii) the solicitors for the Company are authorized and directed to effect that change;
iii) the alterations made to the Company's Articles shall take effect upon deposit of this resolution at the Company's records office.

To pass the proposed special resolution, an affirmative vote of not less than seventy-five percent (75%) of the votes cast by the shareholders of the Company present in person or by proxy at the Meeting is required.

The new Articles will be located under the Company's name on the SEDAR website, www.sedar.com. A copy of the new Articles will be held at the Company's registered office at 430 – 580 Hornby Street, Vancouver, BC, where they may be examined during the hours of 10:00 am and noon on business days following the date of this Information Circular until the date and time of the Meeting.

The management of the Company is not aware of any matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Form of the Proxy to vote the shares represented in accordance with their best judgement on the matter.

The contents of this Information Circular have been approved and its mailing has been authorized by the Board of Directors of the Company.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Any additional information relating to the Company is on SEDAR at www.sedar.com. Financial information is provided in the Company's comparative financial statements and Management Discussion and Analysis (MD&A). Securityholders may contact the Company at its corporate office to request copies of the Company's financial statements and MD&A.

BY ORDER OF THE BOARD OF DIRECTORS

Dated June 4, 2004

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

Notes to Financial Statements
January 31, 2004

NOTE 9. OTHER ASSETS

Other assets are comprised of the following:

	Reference Below	January 31 2004	January 31 2003
Loan receivable from Safe Environment Engineering Canada Inc.		$ 78,651	$ 78,651
Deduct: Allowance for doubtful account		(78,650)	--
	(a)	1	78,651
Deposit on oil and gas interests	(d)	10,000	--
Deferred expenses for proposed wholly-owned subsidiary	(c)	13,000	--
Interest in Mineral Property	(b)	1	1
		$ 23,002	$ 78,652

(a) $78,651 loan receivable from Safe Environment Engineering Canada Inc., ("SFU") includes principal balance of $63,087 and accrued interest of $15,564, may not be realizable, and accordingly, a bad debt allowance and expense is recorded at January 31, 2004, and the balance written down to a nominal value of $1.00.

(b) Interest in Mineral Property, located at Abbott - Wagner Property, Slocan and Revelstoke Mining Divisions, British Columbia is carried at a nominal value of $1.00 at January 31, 2004.

(c) The Company has allocated $13,000, as deferred expenses at January 31, 2004 for a future wholly owned subsidiary (subsequently commenced operations after January 31, 2004 Subsequent Event Note 18(c)) to begin a work program on Property located in Arizona.

(d) The Company has deposited $10,000 towards the purchase of mineral and oil and gas interests. The deposit is fully refundable if the agreement is not consummated.

NOTE 7. SHARE CAPITAL (cont'd)

(c) Stock options outstanding as at January 31, 2004 are as follows:

2,300,000	Director/Officer	@ $0.12 per share expiring 10/16/07
200,000	Employees	@ $0.12 per share expiring 10/16/07
250,000	Director	@$0.10 per share expiring 2/21/05
75,000	Employees	@$0.10 per share expiring 2/21/05
100,000	Consultant	@$0.15 per share expiring 11/4/04
50,000	Employee	@$0.26 per share expiring 2/17/06
2,975,000		

(d) Warrants outstanding as at January 31, 2004 are as follows:

1,750,000	@$0.15 expiring October 7, 2004
2,071,875	@$0.25 expiring June 19, 2005
500,000	@$0.20 expiring September 30, 2005
4,321,875	

(e) Stock-Based Compensation

Stock-based compensation of $138,500 is expensed as at January 31, 2004, and is disclosed as a separate classification of shareholders' equity as Contributed Surplus.

NOTE 8. REMUNERATION OF DIRECTORS AND SENIOR OFFICERS

(a) Management fees incurred and expenses paid on behalf of the Company for the fiscal year ended January 31, 2004 are as follows:

	Management Fees	Office Expenses	Promotion	Telephone	Travel	Total
Les Kjosness	$ 30,000	$ 5,114	$ 1,339	$ 3,026	$ 803	$ 40,282
Richard Somerville	24,000	--	--	--	1,452	25,452
	$ 54,000	$ 5,114	$ 1,339	$ 3,026	$ 2,255	$ 65,734

(b) There are balances owing to related parties as at January 31, as follows:

	2004	2003
Les Kjosness, President, Director and Officer	$ --	$ 20,306
Richard Somerville, Director, Officer and Consultant	11,474	19,117
	$ 11,474	$ 39,423

MOEN AND COMPANY
CHARTERED ACCOUNTANTS

Member:
Canadian Institute of Chartered Accountants
Institute of Chartered Accountants of British Columbia
Institute of Management Accountants (USA) (From 1965)

Registered with:
Public Company Accounting Oversight Board (USA) (PCAOB)
Canadian Public Accountability Board (CPAB)
Canada - British Columbia Public Practice Licence

Securities Commission Building
PO Box 10129, Pacific Centre
Suite 1400 – 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6
Telephone: (604) 662-8899
Fax: (604) 662-8809
Email: moenca@telus.net

AUDITORS' REPORT

To the Shareholders of
Golden Arch Resources Ltd.

We have audited the Balance Sheets of Golden Arch Resources Ltd. as at January 31, 2004, and January 31, 2003 and the Statements of Income, Retained Earnings (Deficit) and Changes in Cash Flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2004 and January 31, 2003 and the results of its operations and the cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"Moen and Company"

Vancouver, British Columbia, Canada
June 2, 2004

Chartered Accountants

"Independent Accountants and Auditors"

GOLDEN ARCH RESOURCES LTD.
Balance Sheet
January 31, 2004
(In Canadian Dollars)
(With Comparative Figures at January 31, 2003)

	2004	2003
Assets		
Current Assets		
Cash and equivalents (note 2(j))	$ 389,931	$ 4,304
Accounts receivable -GST	2,573	1,465
Accrued production receivable - net	1,528	2,993
TOTAL CURRENT ASSETS	394,032	8,762
Interest in Altar Resources Partnership (note 11)		
Acquisition costs	65,683	27,674
Deferred exploration costs	260,684	39,066
	326,367	66,740
Petroleum and natural gas prospects, at cost less depletion (note 2 and 5)	315,405	322,291
Fixed assets, at cost less accumulated amortization (note 3)	25,663	11,700
Other Assets (note 9)	23,002	78,652
TOTAL ASSETS	$ 1,084,469	$ 488,145
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accrued	$ 9,803	$ 31,267
Loans payable, unsecured, non interest bearing, with no specific terms of repayment (note 10)	290,241	411,817
Due to related parties, unsecured, non interest bearing, with no specific terms of repayment (note 8)	11,474	39,423
TOTAL CURRENT LIABILITIES	311,518	482,507
Shareholders' Equity		
Capital stock (note 7)		
Authorized:		
100,000,000 common shares without par value		
Issued: 39,046,753 common shares (2003 - 26,471,358)	10,332,366	8,785,817
Contributed Surplus - Stock-Based Compensation (note 7(e))	138,500	--
Convertible Redeemable Debentures and accrued interest (note 14)	--	373,874
Deficit, accumulated during the development stage (note 1 and 14)	(9,697,915)	(9,154,053)
TOTAL SHAREHOLDERS' EQUITY	772,951	5,638
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,084,469	$ 488,145

Approved on behalf of the board:

"Les Kjosness" , Director

"Keith Shirley" , Director

Commitments: Notes 8, 10, 11 & 13

Lawsuit: Note 15

Subsequent Events: Note 16

See Accompanying Auditors' Report and Notes to Financial Statements

GOLDEN ARCH RESOURCES LTD.
Notes to Financial Statements
January 31, 2004

NOTE 6. INCOME TAXES

The Company has accumulated losses, which may be carried forward to reduce income taxes as follows:

Year Ended January 31,	$
2006	$260,012
2007	355,544
2008	141,418
2009	130,526
2010	549,523
2011	543,862
	$1,980,885

The potential tax benefit of these tax losses is not disclosed in these financial statements as future taxation due to uncertainty of utilization of the losses.

NOTE 7. SHARE CAPITAL

(a) Authorized: 100,000,000 common shares without par value.
(b) Shares issued: The issued share capital is as follows:

	2004		2003	
	Shares	$	Shares	$
Balance, January 31 2003 and 2002	26,471,358	$ 8,785,817	22,781,358	$ 8,516,817
Share issued during the year				
- acquisition of properties	200,000	20,000	150,000	15,000
- debenture payable and accrued interest settlement	2,163,065	216,306		
- debt settlement	1,228,580	153,430		
- finder's fees	168,750	25,313	40,000	4,000
- options exercised	1,175,000	117,500		
- private placements	5,000,000	750,000	3,500,000	250,000
- warrants exercised	2,640,000	264,000		
	12,575,395	1,546,549	3,690,000	269,000
Balance, January 31, 2004 and 2003	39,046,753	$ 10,332,366	26,471,358	$ 8,785,817

GOLDEN ARCH RESOURCES LTD.
Notes to Financial Statements
January 31, 2004

NOTE 3. FIXED ASSETS

The Company amortizes its office equipment at the rate of 20% per year on the declining balance basis. Costs and accumulated amortization as at January 31, 2004 are as follows:

	January 31			
	2004			2003
	Cost	Accumulated Amortization	Net Book Figures	Net Book Figures
Office equipment	$ 41,897	$ 29,375	$ 12,522	$ 11,700
Vehicle	14,541	1,400	13,141	--
Dimac Mill	25,000	25,000	--	--
	$ 81,438	$ 55,775	$ 25,663	$ 11,700

NOTE 4. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information regarding other non-cash transactions is as follows:

	Year Ended January 31	
	2004	2003
Shares issued for acquisition of property	20,000	15,000
Shares issued for debenture payable and accrued interest settlement	216,306	--
Shares issued for debt settlement	153,430	4,000
Shares issued for finder's fee	25,313	--
Write down of mineral property interests	--	547,504
Stock Based Compensation	138,500	--

NOTE 5. PETROLEUM AND NATURAL GAS PROSPECTS

The Company has working interests in petroleum and natural gas properties and cost thereof less depletion is as follows:

	January 31	
	2004	2003
Cost of Properties less depletion at January 31, 2003 / 2002	$ 322,291	$ 214,073
Add: Costs incurred during the year	--	111,717
Deduct: Depletion charged for the year	(6,886)	(3,499)
Balance January 31, 2004 / 2003	$ 315,405	$ 322,291

GOLDEN ARCH RESOURCES LTD.
Statement of Income
Year Ended January 31, 2004
(In Canadian Dollars)
(With Comparative Figures for Year Ended January 31, 2003)

	2004	2003
Revenue - Petroleum and natural gas sales	$ 44,415	$ 37,809
Operating expenses	29,120	23,815
Profit from petroleum and natural gas operations	15,295	13,994
Interest and other income	5,739	63,294
	21,034	77,288
General and Administration Expenses		
Administration (Note 12)	383,924	36,325
Amortization	5,500	2,925
Debenture interest	12,086	36,558
Depletion	6,886	3,499
	408,396	79,307
Settlement on cancellation of work program agreement	18,000	--
Stock-Based Compensation (note 7(e))	138,500	--
Write down of mineral property interests	--	547,504
	564,896	626,811
Net loss for the year	$ (543,862)	$ (549,523)
Earnings (Loss) Per Share - Basic and Diluted (note 2(o))	$ (0.02)	$ (0.02)
Weighted Average Shares Outstanding		
-Basic	32,078,476	24,626,358
-Diluted	39,375,351	26,026,358
Shares Outstanding at the End of the Year	39,046,753	26,471,358

GOLDEN ARCH RESOURCES LTD.
Statement of Retained Earnings (Deficit)
Year Ended January 31, 2004
(In Canadian Dollars)
(With Comparative Figures for Year Ended January 31, 2003)

	2004	2003
Deficit, beginning of year	$ (9,154,053)	$ (8,604,530)
Net loss for the year	(543,862)	(549,523)
Deficit, end of year	$ (9,697,915)	$ (9,154,053)

See Accompanying Auditors' Report and Notes to Financial Statements

GOLDEN ARCH RESOURCES LTD.

Statement of Changes in Cash Flows
Year Ended January 31, 2004
(In Canadian Dollars)
(With Comparative Figures for Year Ended January 31, 2003)

	2004	2003
Cash derived from (used for)		
Operating activities		
Net loss for the year	$ (543,862)	$ (549,523)
Less: non-cash items charged (credited) to income		
Amortization	5,500	2,925
Depletion	6,886	3,499
Bad debts (recovery and liabilities written off)	104,082	(147,346)
Shares issued for finder's fee	25,313	4,000
Contributed Surplus - Stock-Based Compensation (note 7(e))	138,500	--
Write down of mineral property interests	--	547,504
	(263,581)	(138,941)
Changes in non-cash working capital items		
Accounts receivable and accrued production	357	2,678
Due from other public companies	--	(15,564)
Accounts payable and accrued (decrease)	(21,464)	(19,330)
	(21,107)	(32,216)
	(284,688)	(171,157)
Financing activities		
Loans payable	13,854	103,494
Debenture payable and accrued interest	(183,000)	30,951
Shares issued for cash	1,131,500	250,000
Due to related parties	(9,949)	(34,167)
	952,405	350,278
Investing activities		
Acquisition of petroleum and natural gas prospects	--	(111,717)
Purchase of fixed assets	(19,463)	(8,003)
Invest in mineral property	--	(701)
Other assets	(23,000)	--
Interest in Altar Resources Partnership		
Acquisition costs	(18,009)	--
Deferred exploratin costs	(221,618)	(51,740)
	(282,090)	(172,161)
Cash, increase during the year	385,627	6,960
Cash and equivalents, (Overdraft), beginning of year	4,304	(2,656)
Cash and equivalents, end of year	$ 389,931	$ 4,304

Supplemental Cash Flow Information (Note 4)

GOLDEN ARCH RESOURCES LTD.

Notes to Financial Statements
January 31, 2004

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(n) Stock-based compensation

The Company has adopted the new recommendations of CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments", effective May 1, 2002. This Section establishes accounting standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. This Section sets out a fair value based method of accounting and is required for certain stock-based transactions and applied to awards granted on or after January 1, 2002. The Company, as permitted by Handbook Section 3870, has elected to account for all stock options granted to non-employees and employees by applying the fair value based method of accounting. All stock options granted to directors are summarized in note 7(c). Stock-based compensation of $138,500 is expensed as at January 31, 2004, and is disclosed as a separate classification of shareholders' equity as Contributed Surplus.

(o) Earnings (Loss) Per Share

Net income per common share is computed by dividing net income by the weighted average of shares outstanding during the year.

Computations of basic and diluted weighted average shares outstanding, are as follows:

	Year Ended January 31 2004	2003
Basic weighted average shares	32,078,476	24,626,358
Effect of dilutive securities		
Stock options	2,975,000	1,400,000
Warrants	4,321,875	--
	7,296,875	1,400,000
Dilutive potential common shares	39,375,351	26,026,358
Earnings (loss) per share - Basic	(0.02) $	(0.02)
Earnings (loss) per share - Diluted	(0.02) $	(0.02)

GOLDEN ARCH RESOURCES LTD.
Notes to Financial Statements
January 31, 2004

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(j) Cash and Equivalents

Cash and equivalents consist of deposit in operating account of $69,931 and GIC deposit of $320,000 with interest rate of 2.15% per annum, with maturity date of December 24, 2004.

(k) Recognition Criteria

Items recognized in these financial statements are accounted for in accordance with the accrual basis of accounting which recognizes the effect of transactions and events in the period in which they occurred. Revenues are generally recognized when performance is achieved and reasonable assurance regarding measurement and collectibility of the consideration exists. Gains are generally recognized when realized. Expenses and losses are generally recognized when an expenditure or previously recorded asset has no future economic benefit.

When revenues and expenses are linked in a cause and effect relationship, the expense is matched with the revenue. The costs of the assets, which benefit more than one period, are allocated over the periods benefited.

(l) Asset Retirement Obligations

Upon initial recognition of a liability for an asset retirement obligation, the Company will recognize an asset retirement cost by increasing the carrying amount of the related long-lived asset by the same amount as the liability. In periods subsequent to the initial measurement, the Company will recognize period-to-period change in the liability for an asset retirement obligation resulting from the passage of time and revision to either the timing or the amount of the original estimate of undiscounted cash flows.

(m) Accounting for Mining Exploration Costs

Mineral Property Acquisition Costs and Deferred Exploration Costs

(i) The Company capitalizes all deferred exploration costs that are associated with the properties until such time as the properties are either placed into production or title is lost or abandoned. When properties are brought into production, associated costs are amortized over the useful life of the properties. When title is lost or abandoned, the associated costs are written off.

(ii) Acquisition costs of mineral properties are capitalized by the Company, and are dealt with in the same manner as deferred exploration costs in (i) above. Mineral property sale proceeds or option payments received for exploration rights are credited to current operations.

GOLDEN ARCH RESOURCES LTD.
Notes to Financial Statements
January 31, 2004

NOTE 1. NATURE OF OPERATIONS

(a) The Company is in the process of exploring and developing its resource properties and has not yet determined whether all these properties contain reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for mineral properties and petroleum and natural gas prospects is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development, and upon future profitable production.

(b) The Company is considered to be a development stage enterprise.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Deferred costs - mineral property

The Company is in the exploration and development stage with respect to its investment in natural resource property and, accordingly, follows the practice of capitalizing all costs related to the exploration project, until such time as the project is put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral property is abandoned, the related capitalized costs are expensed.

(b) Deferred costs - Petroleum and natural gas

The Company has adopted the successful efforts method of accounting for its petroleum and natural gas prospects. Under this method all costs related to a well are capitalized. Uneconomic wells are written-off or written down to the estimated net realizable value of estimated reserves, as estimated by independent engineers. Successful wells are depleted on the unit of production method based on a ratio of current production to reserves estimated by company management.

(c) Values

The amounts for deferred exploration costs and mineral property acquisition costs represent, costs incurred to date and are not intended to reflect present or future values. The recoverability of the amounts shown for mineral property and deferred exploration and development costs is dependent on the confirmation of economically recoverable reserves, the ability of the Company to obtain the necessary financing to successfully complete their development, including compliance with the requirements of lenders who may provide this financing from time to time, and upon future profitable operations.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(d) Option payments

Payment on resource property option agreements are made at the discretion of the Company and accordingly are accounted for as incurred.

(e) General and administration expense

General and administration expenses are written off to operations as incurred.

(f) Translation of foreign currencies

The Company utilizes the temporal method that translates assets, liabilities, revenues and expenses in a manner that retains their basis of measurement in terms of the Canadian dollar, which is used as the unit of measurement. In particular:

(a) monetary items are translated at the rate of exchange in effect at the balance sheet date;
(b) non-monetary items are translated at historical exchange rates, unless such items are carried at market, in which case they are translated at the rate of exchange in effect at the balance sheet date;
(c) revenue and expense items are translated at the rate of exchange in effect on the dates they occur;
(d) depreciation or amortization of assets are translated at historical exchange rates as the assets to which they relate;
(e) exchange gains or losses arising on conversion are included in other income or expense.

(g) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

Measurement Uncertainty

Certain amounts recognized in the financial statements are subject to measurement uncertainty. The recognized amounts of such items are based on the company's best information and judgment. Such amounts are not expected to change materially in the near term.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(h) Fair value of financial instruments

The carrying amounts of the Company's financial instruments approximate their fair values since they are either short-term in nature or they are receivable or payable on demand. These financial instruments consist of cash and equivalents, accounts receivable, accrued production receivable and accounts payable and accrued, and loans payable. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks.

(i) Segmented information

The Company's identifiable assets are located in the following countries:

January 31, 2004

	Canada	United States	Total
Current Assets	$402,504	$1,528	$404,032
Net Fixed Assets	25,663	--	25,663
Long Term Investments - net	--	641,772	641,772
Other Assets	13,002	--	13,002
	441,169	643,300	1,084,469
Revenue	497	49,657	50,154
Operating expenses	--	16,871	16,871
General and Administration Expenses	239,645	--	239,645
Net Profit (Loss)	($239,148)	$32,786	($206,362)

January 31, 2003

	Canada	United States	Total
Current Assets	$5,769	$2,993	$8,762
Net Fixed Assets	11,700	--	11,700
Long Term Investments - net	--	389,031	389,031
Other Assets	78,652	--	78,652
	96,121	392,024	488,145
Revenue	63,294	37,809	101,103
Operating expenses	--	23,815	23,815
General and Administration Expenses	626,811	--	626,811
Net Profit (Loss)	($563,517)	$13,994	($549,523)

#82-659

MOEN AND COMPANY
CHARTERED ACCOUNTANTS

Member:
Canadian Institute of Chartered Accountants
Institute of Chartered Accountants of British Columbia
Institute of Management Accountants (USA) (From 1965)

Registered with:
Public Company Accounting Oversight Board (USA) (PCAOB)
Canadian Public Accountability Board (CPAB)
Canada - British Columbia Public Practice Licence

Securities Commission Building
PO Box 10129, Pacific Centre
Suite 1400 – 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6
Telephone: (604) 662-8899
Fax: (604) 662-8809
Email: moenca@telus.net

REVIEW ENGAGEMENT REPORT

To the Directors
Golden Arch Resources Ltd.
Vancouver, B.C., Canada

We have reviewed the consolidated balance sheet of Golden Arch Resources Ltd. as at April 30, 2004 and the consolidated statements of income, retained earnings and cash flows for the three month period then ended. Our review was made in accordance with Canadian generally accepted standards for review engagements and accordingly consisted primarily of enquiry, analytical procedures and discussion related to information supplied to us by the Company.

A review does not constitute an audit and consequently we do not express an audit opinion on these financial statements.

Based on our review, nothing has come to my attention that causes us to believe that these financial statements are not, in all material respects, in accordance with Canadian generally accepted accounting principles.

Vancouver, B.C. Canada
June 28, 2004

"Moen and Company"
("Signed")
Chartered Accountants

"Independent Accountants and Auditors"

GOLDEN ARCH RESOURCES LTD.
Consolidated Balance Sheet
April 30, 2004
(In Canadian Dollars)
(With Comparative Figures at January 31, 2004)
(Unaudited)

	April 30, 2004 (Unaudited)	January 31, 2004 (Audited)
Assets		
Current Assets		
Cash and equivalents (note 2(j))	$ 776,154	$ 389,931
Accounts receivable -GST	2,584	2,573
Accrued production receivable - net	5,684	1,528
Share subscriptions receivable	69,000	--
TOTAL CURRENT ASSETS	853,422	394,032
Interest in Altar Resources Partnership (note 11)		
Acquisition costs	200,757	65,683
Deferred exploration costs	533,856	260,684
	734,613	326,367
Petroleum and natural gas prospects, at cost less depletion (note 2 and 5)	385,981	315,405
Fixed assets, at cost less accumulated amortization (note 3)	34,155	25,663
Other Assets (note 9)	10,002	23,002
TOTAL ASSETS	$ 2,018,173	$ 1,084,469
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accrued	$ 5,417	$ 9,803
Loans payable (note 10)	276,387	290,241
Due to related parties, unsecured, non interest bearing, with no specific terms of repayment (note 8)	7,420	11,474
TOTAL CURRENT LIABILITIES	289,224	311,518
Shareholders' Equity		
Capital stock (note 7)		
Authorized:		
100,000,000 common shares without par value		
Issued: 42,464,473 common shares (January 31, 2004 - 39,046,753)	11,372,910	10,332,366
Contributed Surplus - Stock-Based Compensation (note 7(e))	138,500	138,500
Deficit, accumulated during the development stage (note 1 and 14)	(9,782,461)	(9,697,915)
TOTAL SHAREHOLDERS' EQUITY	1,728,949	772,951
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 2,018,173	$ 1,084,469

Approved on behalf of the board:

"Les Kjosness", Director
"Keith Shirley", Director

Commitments: Notes 8, 10, 11 & 13
Lawsuit: Note 15

See Accompanying Accountants' Reports and Notes to Financial Statements

GOLDEN ARCH RESOURCES LTD.
Consolidated Statement of Income
Three Month Period Ended April 30, 2004
(In Canadian Dollars)
(With Comparative Figures for Three Month Period Ended April 30, 2003)
(Unaudited)

	April 30, 2004	April 30, 2003
Revenue - Petroleum and natural gas sales	$ 5,969	$ 5,868
Operating expenses	1,813	61,459
Profit from petroleum and natural gas operations	4,156	(55,591)
Interest and other income	341	20,000
	4,497	(35,591)
General and Administration Expenses		
Administration (Note 12)	88,004	49,187
Depletion	1,039	--
	89,043	--
Net loss for the year	$ (84,546)	$ (84,778)
Earnings (Loss) Per Share - Basic and Diluted (note 2(o))	$ (0.00)	$ (0.00)
Weighted Average Shares Outstanding		
-Basic	42,432,541	29,968,003
-Diluted	49,729,416	37,264,878
Shares Outstanding at the End of the Period	42,464,468	29,968,003

GOLDEN ARCH RESOURCES LTD.
Statement of Retained Earnings (Deficit)
Three Month Period Ended April 30, 2004
(In Canadian Dollars)
(With Comparative Figures for Three Month Period Ended April 30, 2003)
(Unaudited)

Deficit, beginning of period	$ (9,697,915)	$ (9,491,553)
Net loss for the period	(84,546)	(84,778)
Deficit, end of period	$ (9,782,461)	$ (9,576,331)

See Accompanying Accountants' Reports and Notes to Financial Statements

GOLDEN ARCH RESOURCES LTD.
Consolidated Statement of Changes in Cash Flows
Three Month Period Ended April 30, 2004
(In Canadian Dollars)
(With Comparative Figures for Three Month Period Ended April 30, 2003)
(Unaudited)

	2004	2003
Cash derived from (used for)		
Operating activities		
Net loss for the period	$ (84,546)	$ (84,778)
Less: non-cash items charged (credited) to income		
Shares issued for finder's fees	18,690	
Depletion	1,039	--
	(64,817)	(84,778)
Changes in non-cash working capital items		
Accounts receivable and accrued production	(4,167)	(2,520)
Accounts payable and accrued (decrease)	(4,386)	(15,616)
	(8,553)	(18,136)
	(73,370)	(102,914)
Financing activities		
Loans payable	--	(135,429)
Debenture payable and accrued interest	--	(102,807)
Shares issued for cash and subscribed, less unpaid, below	1,008,000	372,236
Share subscriptions receivable	(69,000)	--
Due to related parties	(4,054)	10,745
	934,946	144,745
Investing activities		
Petroleum and natural gas prospects	(71,615)	--
Purchase of fixed assets	(8,492)	--
Interest in Altar Resources Partnership		
Acquisition costs	(135,074)	--
Deferred exploration costs	(260,172)	(38,009)
	(475,353)	(38,009)
Cash, increase during the period	386,223	3,822
Cash and equivalents, beginning of period	389,931	4,304
Cash and equivalents, end of period	$ 776,154	$ 8,126

Supplemental Cash Flow Information (Note 4)

See Accompanying Accountants' Reports and Notes to Financial Statements

NOTE 1. NATURE OF OPERATIONS

(a) The Company is in the process of exploring and developing its resource properties and has not yet determined whether all these properties contain reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for mineral properties and petroleum and natural gas prospects is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development, and upon future profitable production.

(b) The Company is considered to be a development stage enterprise.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Deferred costs - mineral property

The Company is in the exploration and development stage with respect to its investment in natural resource property and, accordingly, follows the practice of capitalizing all costs related to the exploration project, until such time as the project is put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral property is abandoned, the related capitalized costs are expensed.

(b) Deferred costs - Petroleum and natural gas

The Company has adopted the successful efforts method of accounting for its petroleum and natural gas prospects. Under this method all costs related to a well are capitalized. Uneconomic wells are written-off or written down to the estimated net realizable value of estimated reserves, as estimated by independent engineers. Successful wells are depleted on the unit of production method based on a ratio of current production to reserves estimated by company management.

(c) Values

The amounts for deferred exploration costs and mineral property acquisition costs represent costs incurred to date and are not intended to reflect present or future values. The recoverability of the amounts shown for mineral property and deferred exploration and development costs is dependent on the confirmation of economically recoverable reserves, the ability of the Company to obtain the necessary financing to successfully complete their development, including compliance with the requirements of lenders who may provide this financing from time to time, and upon future profitable operations.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(d) Option payments

Payment on resource property option agreements are made at the discretion of the Company and accordingly are accounted for as incurred.

(e) General and administration expense

General and administration expenses are written off to operations as incurred.

(f) Translation of foreign currencies

The Company utilizes the temporal method that translates assets, liabilities, revenues and expenses in a manner that retains their basis of measurement in terms of the Canadian dollar, which is used as the unit of measurement. In particular:

(a) monetary items are translated at the rate of exchange in effect at the balance sheet date;
(b) non-monetary items are translated at historical exchange rates, unless such items are carried at market, in which case they are translated at the rate of exchange in effect at the balance sheet date;
(c) revenue and expense items are translated at the rate of exchange in effect on the dates they occur;
(d) depreciation or amortization of assets are translated at historical exchange rates as the assets to which they relate;
(e) exchange gains or losses arising on conversion are included in other income or expense.

(g) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

Measurement Uncertainty

Certain amounts recognized in the financial statements are subject to measurement uncertainty. The recognized amounts of such items are based on the company's best information and judgment. Such amounts are not expected to change materially in the near term.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(h) Fair value of financial instruments

The carrying amounts of the Company's financial instruments approximate their fair values since they are either short-term in nature or they are receivable or payable on demand. These financial instruments consist of cash and equivalents, accounts receivable, accrued production receivable and accounts payable and accrued, and loans payable. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks.

(i) Segmented information

The Company's identifiable assets are located in the following countries:

April 30, 2004

	Canada	United States	Total
Current Assets	$847,738	$5,684	$853,422
Net Fixed Assets	28,027	6,128	34,155
Long Term Investments - net	--	1,120,594	1,120,594
Other Assets	10,002	--	10,002
	885,767	1,132,406	2,018,173
Revenue	341	5,969	6,310
Operating expenses	--	1,813	1,813
General and Administration Expenses	89,043	--	89,043
Net Profit (Loss)	($88,702)	$4,156	($84,546)

April 30, 2003

	Canada	United States	Total
Current Assets	$10,111	$4,993	$15,104
Net Fixed Assets	11,700	--	11,700
Long Term Investments - net	--	505,692	505,692
	21,811	510,685	532,496
Revenue	20,000	5,868	25,868
Operating expenses	--	61,459	61,459
General and Administration Expenses	49,187	--	49,187
Net Profit (Loss)	($29,187)	($55,591)	($84,778)

GOLDEN ARCH RESOURCES LTD.
Notes to Financial Statements
April 30, 2004
(Unaudited)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(j) Cash and Equivalents

Cash and equivalents consist of deposit in operating account of $606,154 and GIC deposit of $170,000 with interest rate of 2.15% per annum, with maturity date of December 24, 2004.

(k) Recognition Criteria

Items recognized in these financial statements are accounted for in accordance with the accrual basis of accounting which recognizes the effect of transactions and events in the period in which they occurred. Revenues are generally recognized when performance is achieved and reasonable assurance regarding measurement and collectibility of the consideration exists. Gains are generally recognized when realized. Expenses and losses are generally recognized when an expenditure or previously recorded asset has no future economic benefit.

When revenues and expenses are linked in a cause and effect relationship, the expense is matched with the revenue. The costs of the assets, which benefit more than one period, are allocated over the periods benefited.

(l) Asset Retirement Obligations

Upon initial recognition of a liability for an asset retirement obligation, the Company will recognize an asset retirement cost by increasing the carrying amount of the related long-lived asset by the same amount as the liability. In periods subsequent to the initial measurement, the Company will recognize period-to-period change in the liability for an asset retirement obligation resulting from the passage of time and revision to either the timing or the amount of the original estimate of undiscounted cash flows.

(m) Accounting for Mining Exploration Costs

Mineral Property Acquisition Costs and Deferred Exploration Costs

(i) The Company capitalizes all deferred exploration costs that are associated with the properties until such time as the properties are either placed into production or title is lost or abandoned. When properties are brought into production, associated costs are amortized over the useful life of the properties. When title is lost or abandoned, the associated costs are written off.

(ii) Acquisition costs of mineral properties are capitalized by the Company, and are dealt with in the same manner as deferred exploration costs in (i) above. Mineral property sale proceeds or option payments received for exploration rights are credited to current operations.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(n) Stock-based compensation

The Company has adopted the new recommendations of CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments", effective May 1, 2002. This Section establishes accounting standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. This Section sets out a fair value based method of accounting and is required for certain stock-based transactions and applied to awards granted on or after January 1, 2002. The Company, as permitted by Handbook Section 3870, has elected to account for all stock options granted to non-employees and employees by applying the fair value based method of accounting. All stock options granted to directors are summarized in note 7(c). Stock-based compensation of $138,500 is expensed as at January 31, 2004, and is disclosed as a separate classification of shareholders' equity as Contributed Surplus.

(o) Earnings (Loss) Per Share

Net income per common share is computed by dividing net income by the weighted average of shares outstanding during the year.

Computations of basic and diluted weighted average shares outstanding, are as follows:

	April 30 2004	April 30 2003
Basic weighted average shares	42,432,541	29,968,003
Effect of dilutive securities		
Stock options	2,975,000	2,975,000
Warrants	4,321,875	4,321,875
	7,296,875	7,296,875
Dilutive potential common shares	49,729,416	37,264,878
Earnings (loss) per share - Basic	(0.00)	$ (0.00)
Earnings (loss) per share - Diluted	(0.00)	$ (0.00)

GOLDEN ARCH RESOURCES LTD.
Notes to Financial Statements
April 30, 2004
(Unaudited)

NOTE 3. FIXED ASSETS

The Company amortizes its office equipment at the rate of 20% per year on the declining balance basis. Costs and accumulated amortization as at April 30, 2004 and April 30, 2003, are as follows:

	2004 Cost	2004 Accumulated Amortization	2004 Net Book Figures	2003 Net Book Figures
Office equipment	$ 44,261	$ 29,375	$ 14,886	$ 11,700
Vehicle	20,669	1,400	19,269	--
Dimac Mill	25,000	25,000	--	--
	$ 89,930	$ 55,775	$ 34,155	$ 11,700

NOTE 4. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information regarding other non-cash transactions is as follows:

	Three Months Ended April 30, 2004	Three Months Ended April 30, 2003
Shares issued for finder's fee	$ 18,690	$ --
Shares issued for debt settlement	$ 13,855	$ --

NOTE 5. PETROLEUM AND NATURAL GAS PROSPECTS

The Company has working interests in petroleum and natural gas properties and cost thereof less depletion is as follows:

	April 30, 2004	April 30, 2003
Cost of Properties less depletion	$ 315,405	$ 322,291
Add: Costs incurred during the period	71,615	--
Deduct: Depletion charged for the period	(1,039)	--
	$ 385,981	$ 322,291

NOTE 6. INCOME TAXES

The Company has accumulated losses, which may be carried forward to reduce income taxes as follows:

Year Ended January 31,	$
2006	$260,012
2007	355,544
2008	141,418
2009	130,526
2010	549,523
2011	543,862
2012	83,507
	$2,064,392

The potential tax benefit of these tax losses is not disclosed in these financial statements as future taxation, due to uncertainty of utilization of the losses.

NOTE 7. SHARE CAPITAL

(a) Authorized: 100,000,000 common shares without par value.

(b) Shares issued: The issued share capital is as follows:

	Shares	$	Shares	$
Balance, January 31 2004 & 2003	39,046,753	$ 10,332,365	26,471,358	$ 8,785,817
Share issued during the period				
- debt settlement	55,420	13,855		
- finder's fees	62,300	18,690		
- options exercised	300,000	108,000		
- private placements	3,000,000	900,000	3,496,645	372,236
- warrants exercised				
	3,417,720	1,040,545	3,496,645	372,236
Balance, April 30, 2004 & April 30, 2003	42,464,473	$ 11,372,910	29,968,003	$ 9,158,053

GOLDEN ARCH RESOURCES LTD.
Notes to Financial Statements
April 30, 2004
(Unaudited)

NOTE 7. SHARE CAPITAL (cont'd)

(c) Stock options outstanding as at April 30, 2004 are as follows:

2,300,000	Director/Officer	@ $0.12 per share expiring 10/16/07
200,000	Employees	@ $0.12 per share expiring 10/16/07
250,000	Director	@$0.10 per share expiring 2/21/05
75,000	Employees	@$0.10 per share expiring 2/21/05
100,000	Consultant	@$0.15 per share expiring 11/4/04
50,000	Employee	@$0.26 per share expiring 2/17/06
2,975,000		

(d) Warrants outstanding as at April 30, 2004 are as follows:

1,750,000	@$0.15 expiring October 7, 2004
2,071,875	@$0.25 expiring June 19, 2005
500,000	@$0.20 expiring September 30, 2005
4,321,875	

(e) Stock-Based Compensation

Stock-based compensation of $138,500 is expensed as at January 31, 2004, and is disclosed as a separate classification of shareholders' equity as Contributed Surplus.

NOTE 8. REMUNERATION OF DIRECTORS AND SENIOR OFFICERS

(a) Management fees incurred and expenses paid on behalf of the Company for the three month period ended April 30, 2004 are as follows:

	Management Fees	Office Expenses	Promotion	Telephone	Travel	Total
Les Kjosness	$ 7,500	$ 78	$ 4,286	$ 3,026	$ 1,739	$ 16,629
Richard Somerville	6,000	11	1,792	--	--	7,803
	$ 13,500	$ 89	$ 6,078	$ 3,026	$ 1,739	$ 24,432

(b) The balance owing to related party (a Director, Officer and Consultant of the Company) is $7,420 as at April 30, 2004 (April 30, 2003 - $247,530)

NOTE 9. OTHER ASSETS

Other assets are comprised of the following:

	Reference Below	April 30, 2004	April 30, 2003
Loan receivable from			
Safe Environment Engineering Canada Inc.		$ 78,651	$ 78,651
Deduct: Allowance for doubtful account		(78,650)	
	(a)	1	78,651
Deposit on oil and gas interests	(b)	10,000	
Interest in Mineral Property	(c)	1	1
		$ 10,002	$ 78,652

(a) $78,651 loan receivable from Safe Environment Engineering Canada Inc., ("SFU") includes principal balance of $63,087 and accrued interest of $15,564, may not be realizable, and accordingly.

(b) The Company has deposited $10,000 towards the purchase of mineral and oil and gas interests. The deposit is fully refundable if the agreement is not consummated.

(c) Interest in Mineral Property, located at Abbott - Wagner Property, Slocan and Revelstoke Mining Divisions, British Columbia is carried at a nominal value of $1.00 at April 30, 2004.

NOTE 10. LOANS PAYABLE

The balance of loans payable as at April 30, 2004, are as follows, are unsecured, non interest bearing, with no specific terms of repayment:

	April 30, 2004	April 30, 2003
Peter Leask	$ 17,274	$ 17,274
Monarch Mechanical	10,330	--
Park Distributors Ltd.	187,032	--
M. Watson	61,751	61,751
	$ 276,387	$ 79,025

The balances owing to Monarch Mechanical, Park Distributors Ltd., Peter Leask and M. Watson are under review by the management.

GOLDEN ARCH RESOURCES LTD.
Notes to Financial Statements
April 30, 2004
(Unaudited)

NOTE 11. INTEREST IN ALTAR RESOURCES PARTNERSHIP

On April 18, 2002 (the effective date), the Company entered a Lease Agreement with Altar Resources Partnership ("Altar"), an Arizona partnership.

Grant

Altar grants demises, leases and lets that certain real property, including, but without being limited to, all soil, sand and gravel, rock, ores, minerals and mineral rights in, upon and under the Property, surface rights, extra lateral rights (if any), water rights, easements and rights-of-way pertaining or appurtenant to the Property, with the exclusive rights and privileges.

The abovementioned real property consist of the following:

(a) Thirty-one Unpatented Mining Claims in Arizona

(b) State of Arizona Mineral Rights on seventeen properties

Term

The term of this Agreement shall be for an initial term of twenty years commencing on the effective date. The lessee may extend such term.

Payments required to Altar Resources Partnership

(a) The Company shall pay the following amounts as rentals:
   (i) $8,000 upon the effective date of the approval of the Agreement by the Canadian Venture Exchange. (paid in 2002)
   (ii) $12,000 on or before the date one year after the effective date and (paid in 2003)
   (iii) $20,000 on or before the date two years after the effective date (paid in 2004)

(b) Advance Minimum Royalties

   The Company shall pay $20,000 on or before April 18, 2005 and on each anniversary date thereafter as long as this Agreement is in force as advance minimum royalties, which advance royalties shall be a credit toward any monies due

Transfer of Stock

The Company shall transfer the following amounts of common stock, subject only to such restrictions as may be required by the TSX Venture Exchange.
(a) 150,000 shares within 30 days from and after April 18, 2002 (issued);
(b) 200,000 shares on or before April 18, 2003 (issued);
(c) 300,000 shares on or before April 18, 2004. (issued)

NOTE 11. INTEREST IN ALTAR RESOURCES PARTNERSHIP (cont'd)

Production Royalty

The Company shall pay to Altar a production royalty of the greater of (1) 1% of the "Net Returns" received by the Company from sale or other disposition of Leased Substances, or (2) 20% of the "Net Profits" from the mining and marketing of Leased Substances from the Property.

Work Commitments

The Company shall expend in exploration, development and mining work on the Property not less than the following cumulative amounts:
(a) $50,000 on or before April 18, 2003;
(b) $200,000 on or before April 18, 2004;
(c) $500,000 on or before April 18, 2005

The abovementioned work commitments in (a) and (b) were achieved, as the Company has incurred deferred exploration costs of $428,358 to April 30, 2004.

The acquisition costs and work commitments incurred recorded as deferred exploration costs, as at April 30, 2004 are as follows:

	April 30, 2004	April 30, 2003
Acquisition costs		
Balance, January 31, 2004 / 2003	$ 65,683	$ 27,674
Cash	27,074	18,009
Common shares	108,000	20,000
Incurred during period	135,074	38,009
Balance, April 30, 2004 / April 30, 2003	200,757	65,683
Deferred exploration costs		
Balance, January 31, 2004 / 2003	260,684	39,066
Drilling costs	134,450	
Geologist	43,193	
Laboratory	12,250	
Operating expenses	79,693	
Professional fees	3,586	
Incurred during period	273,172	0
Balance, April 30, 2004 / April 30, 2003	533,856	39,066
	$ 734,613	$ 104,749

NOTE 12. ADMINISTRATION EXPENSES

GOLDEN ARCH RESOURCES LTD.
Notes to Financial Statements
April 30, 2004
(Unaudited)

Administration expenses are as follows:

	Three Months Ended 2004	Three Months Ended 2003
Accounting expenses	$ --	$ 7,808
Administration fees	5,000	--
Consulting expenses	--	9,000
Finder's fees	18,690	--
Legal fees	1,068	1,880
Management fees	13,500	11,526
Office expenses	8,623	--
Promotion, travel and investor communications	14,428	236
Salaries and wages	12,273	9,522
Transfer agent and filing fees	14,422	9,215
	$ 88,004	$ 49,187

NOTE 13. LEASE OBLIGATIONS

The Company entered into a lease for office premises in Vancouver BC for monthly rent and costs of $545 each. The term of the lease is for 5 years and half a month, beginning on the 15th day of April 2002 and ending on the last day of April 2007. Lease obligations are as follows:

Year Ending January 31,	Amount
2005	$ 4,905
2006	6,540
2007	1,635
	$13,080

NOTE 14. COMPARATIVE FIGURES / RESTATEMENT OF PRIOR PERIOD

Certain prior year balances have been reclassified to conform to the current financial statement presentation. The prior period comparative financial statements, in accordance with CICA 1506.28, are restated by a reduction in the deficit of $337,500 and a reduction in Convertible Redeemable Debentures in the same amount.

NOTE 15. LAWSUIT

The Company has received a Supreme Court of British Columbia Writ of Summons and Statement of Claim dated May 22, 2002 with respect to a claim of indebtedness and breach of an agreement. The Company believes the claim to be of no merit and has filed opposition to this claim. Accordingly, no provision for any liability for this claim has been recorded in these financial statements, except legal costs incurred to date.

GOLDEN ARCH RESOURCES LTD. (the "Company")

MANAGEMENT DISCUSSION AND ANALYSI S
For the quarter ended April 30, 2004

The following Management Discussion and Analysis of the financial condition and results of operations of Golden Arch Resources Ltd. should be read in conjunction with the unaudited interim financial statements for the period ended April 30, 2004 and relate notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied.

Forward Looking Statements

Certain statements contained in the Management Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which are made as of the date stated hereunder.

General

Golden Arch Resources Ltd. (TSE.V:GAI, OTC(US): GARCF) is a Canadian-based company that is concentrating on the development gold/silver and copper properties in North America, namely the Mildred Peak Property, Pima County, Arizona. The Company previously speculated in oil and gas wells, and without abandoning the field, has acquired the right to participate in a gas project in Hemphill County, Texas.

Golden Arch Resources Ltd. was incorporated under the Company Act of SBC 1973 as amended on September 27, 1978 under the name of Turner Energy & Resources Ltd. The name was changed to Golden Arch Resources Ltd. on July 26, 1988, and in 1989, a consolidation of its share capital was completed, on the basis of five (5) pre-consolidated shares for one (1) share. On January 20, 1995, the Company increased its authorized share capital to 30,000,000 common shares without par value. On February 20, 2002, the Company's authorized share capital increased to 100,000,000 common shares without par value.
The Company's head office is #928 – 470 Granville Street, Vancouver, BC V6C 1V5. The Company has one wholly-owned subsidiary, Mildred Peak Resources LLC, in Arizona. The Company is listed on the TSX Venture Exchange as a Tier 2 Issuer under the symbol GAI, and on the over-the-counter bulletin boards in the United States under the symbol GARCF.

Summary of Quarterly Results

	2004		2003				2002	
	Apr 30 $	Jan 31 $ cumulative	Oct 31 $	July 31 $	Apr 30 $	Jan 31 $ cumulative	Oct 31 $	July 31 $
Revenue	5,969	44,415	13,498	10,857	5,868	37,809	6,931	-
Net income (loss) before discontinued operations and extraordinary items Total/per share	(84,546)/ (0.0)	(534,862)/ (0.02)	(115,694) /(0.01)	(90,239) /(0.01)	(84,778) /(0.01)	(549,523) /(0.02)	(39,468) /(0.01)	(68,445) /(0.01)
Net income (loss), total/ per –share	(84,546)/ (0.0)	(543,862) /(0.02)	221,806/ 0.01	(90,239) /(0.01)	(84,778) /(0.01)	(549,523) /(0.02)	(39,468) /(0.01)	(68,445) /(0.01)

The Company received revenue from the sale of petroleum products of $5,969 for the three months ended April 30, 2004. Revenues are reported in the quarter in which they are received by the Company; the total number of months reported may vary. Revenues are dependent on oil and gas prices and expenses incurred by the Operators of the wells. Well operating expenses, which include administrative overhead, gas analysis, services of a pumper, water hauling, repairs and labour, and other expenses were

Net income for the quarter ended October 31, 2003 increased by $337,500 due to the write-off of one debenture.

Interest in the Abbott-Wagner mineral property was written down to a nominal value of $1.00, resulting in a charge of $547,504 at the year ended January 31, 2003.

Oil and Gas Operations

During the quarter, the Company opted not to participate in the recompletion of the Stuart Estate "61" #1 and #4 wells located in Palo Pinto County, Texas, operated by the Cumming Company.

As reported by the Operator, the Cumming Company, Golden Arch was receiving positive cash flow for the three months ended April 30, 2004 from the following wells, located in Palo Pinto and Jack Counties, Texas:

Well	Working Interest	Year Acquired
Wimberly #7	4%	2001
Reagan "14" #2	5%	1995
Middlebrook #1	10%	1997
Stuart Estate "49" #1	4.5%	1993
Stuart Estate "49" #4	4.5%	1994
Stuart Estate "49" #5	4.5%	1993
Stuart Estate "60" 12	4.5%	1996

The following wells operated at a negative cash flow for the three months reported by the Cumming Company:

A.D. Crawford #1	11%	1993
A.D. Crawford #10	13%	1995

The Company has a 10% interest in the Wimberly #2 well located in Jack County, Texas. The Cumming Company has not been crediting Golden Arch for revenue from this well and the Company is seeking to rectify this issue as soon as possible.

Enlight Energy has taken over interest in the Warren-Thurman #1 and #2 wells from Empire Energy/Commonwealth Energy. Enlight's intention is to offer a buyout to the rest of the working interest partners, including Golden Arch. No formal offer has been made to date. The Company has a 10% interest in the wells, located in Coleman County, Texas.

Young 2-66 Well

The Company has acquired a 4% working interest, with a 2% net revenue interest in the Young #2-66 gas well in Hemphill County, Texas. Golden Arch has the right to participate in future wells located in this section of Hemphill County. This field has potential of a significant gas play associated with the Granite Wash and Morrow Sand located at tow different well depths. The extent or economic liability of either gas discovery has not yet been determined.

Mineral Properties

Mildred Peak Development

The Company's primary property is the Mildred Peak gold/silver/copper property located in Pima County, Arizona, located approximately 80 km southwest of Tucson.

In February 2004, the Company commenced a preliminary diamond drill program to test various gold showings. Approximately 2200 feet of NX (1.875") core was drilled. Layne Christensen Company of Tucson, Arizona was the drilling contractor. The program targeted the high-grade Amado area in the southern part of the property, as well as the Malachite Silver area.

The Amado Area consists of the Rachel zone and the Michelle zone. A detailed trenching/sampling program has indicated a new silicified mineralized zoned, the Michelle zone., approximately 95 meters in length (311ft.) with an average width of 8.25 meters (27ft.) The weighted results of the Michelle zone were approximately 11.3 grams gold per ton (0.33 opt Au).

The Malachite Silver project, located on the east side of the property is believed to be a silver/copper mineralized silicified contact metamorphic deposit (a silver/copper skarn deposit) hosted by a Jurassic calcareous siltstone adjacent to the contact with a granite intrusive. Within the mineralized area a character sample was taken that assayed 15.1 ounces of silver and 0.97% copper per ton. Several acres of similar-looking stained rock is intermittently exposed to the surface.

The preliminary drill program was designed to test the shallow depth extension of the significant results developed from the surface trenching program. In addition, Golden Arch is currently augmenting drilling with a program of additional sampling and trenching, followed by additional drilling in the fall of 2004. To date the property has no recorded ore reserves.

Reconnaissance exploration on the Mildred Peak Property has identified a new area of potential high-grade gold and copper mineralization (the 'Bonnie Zone'). Heavily copper-stained, quartz-vein float material in a tributary gulch of Escondido wash was found to assay 6.6 g gold per tonne. This float was traced up to a series of previously unknown old workings that follow a Northeast-trending zone of sulphide mineralized quartz veins and veinlets in a moderately silicified altered zone about 2 to 4 meters wide. The Bonnie Zone has been traced for approximately 400 meters, and is hosted in a package of metamorphosed, silty to sandy sediments of Jurassic age. Silicified boudined foliation parallels copper-stained quartz veins and veinlets up to approximately one meter thick that occur in low-angle structures, possibly vertically stacked shears. At present, the total width of the zone still remains to be determined. Outcropping bedrock in the area occurs sporadically through a thin veneer of residual, or colluvial, material. So far, sampling has been limited to old pits, a caved adit and natural bedrock exposures. Two outcrops sampled have returned the highest values to date, namely 5.01 grams gold per tonne (0.15opt Au) and 9.46 grams gold per tonne (0.28 opt Au). Samples taken on this new zone (24 in total), are either multi-gram/tonne gold or very anomalous. No previous modern exploration has been done in this area.

The exploration program is under the supervision of R.D. Somerville, P.Eng., a Qualified Person under National Instrument 43-101.

Slocan/Revelstoke Mining Divisions

The Issuer holds 100% registered mineral rights, (excluding coal, petroleum and any gas or gases) to land parcels located in the Slocan and Revelstoke Mining Divisions, subject to agreements allowing joint venture partners to acquire 70% or 85% interest. The properties are not material to the Company; however, the Company is maintaining the properties for assessment by a Qualified Person for potential exploration and development purposes.

The Issuer has entered into a tentative agreement with Safe Environment Engineering Canada Inc. (SFU: TSX Venture – delisted) to purchase mineral and gas and oil interests held by SFU, to be determined. The Company has applied a refundable deposit of $10,000.

Related Party Transactions

Effective July 31, 2001, the Company entered into an agreement with R. Somerville Geological & Mining Engineering Ltd. ("RSGM") to provide consulting geological and project management services to the Company.

Effective March 1, 2004, the Company has agreed to pay $5,000 per month to President and Director Les Kjosness for management services to the Company.

The Company has issued 55,415 common shares to Redhawk Resources Inc. (RDK-TSX V) at a deemed price of $0.25 per share to settle debt of $13,854 for the Company's share of legal fees and return of $5000 deposit advanced by Redhawk with respect to a proposed joint venture between the two companies on the Company's Mildred Peak property. The TSX Venture Exchange approved this transaction on March 1, 2004. Redhawk and the Company have a director in common.

Liquidity and Capital Resources

Though the Company is receiving revenues from its interest in oil and gas properties, the Issuer operates at a net loss of $84,546 for the period, from its existing properties. The Company will be relying on continued financial support from its shareholders and related parties.

The Company has completed a private placement of 3,000,000 Units, at a price of $0.30 per Unit, for proceeds of $900,000. Each Unit consists of one common share and one half of one share purchase warrant, with each full warrant entitling the holder to purchase one additional common share at an exercise price of $0.40 per share for a period of 18 months. Exchange approval was given on April 23, 2004.

Use of Proceeds

There are no material differences in the actual use of proceeds from the previous disclosure by the issuer regarding the intended use of proceeds.

Investor Relations

The Company has retained Mike Tymo to provide investor relations services from time to time, for a period of one year, effective November 4, 2003.

Subsequent Events

A previously unrecognized area of widespread, highly anomalous copper, gold and silver mineralization on the Company's Mildred Peak Property in Pima County, Arizona has been discovered during the Company's exploration program. The new discovery, called the Emily Copper Area, is in the southwestern part of the property in the Los Moras Canyon drainage. The Company has applied to the state and acquired additional exploration leases to expand its land coverage of the Mildred Peak Property.

Prospecting and reconnaissance sampling have identified an area of copper mineralization approximately 400 meters long and 200 meters wide. A preliminary seven samples have been taken here, all of which contained ribboned quartz stringers in a copper-oxide-stained, fine-grained sandstone or silicic intrusive. Among these, a composite sample taken over a 30-meter distance assayed 0.62% copper and 245 ppb gold. Another composite sample over 8 meters ran 1.02 % copper, and 220 ppb gold, and a third composite sample over 5 meters returned 0.75% copper and 460 ppb gold. Four individual samples of representative material graded between a high of 5.33% copper and 4.66 grams of gold per metric ton, and a low of 0.38% copper and 140 ppb gold. The highest-grade copper sample also contained 14.4 oz of silver per ton, while the silver average for the seven samples was 3.2 oz silver per ton.

The Company's crews are initiating a test soil sample survey to determine the usefulness of geochemistry to outline the mineralization. Based on the result, a widespread grid-controlled survey may be undertaken. Subsequently, trenching, sampling, geophysics and drilling are planned on the Emily Area for the late summer and early fall.

The Company continues to explore the Mildred Peak Property as a gold prospect; however, management is mindful that Southern Arizona hosts some of the largest and richest copper deposits in the world.

Additional information on the Company can be found at www.sedar.com under the Company's profile. and at the Company's website www.goldenarchresources.com.

Dated this 25th day of June, 2004

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282

GAI: TSX Venture	Exemption 12g3 - 2(b)
GARCF: O.T.C	SEC File # 82-659

NEWS RELEASE

STIMULATION DATE OF 'YOUNG' WELL

July 9, 2004 - Golden Arch Resources Ltd. [the 'Company'] is pleased to report confirmation from Hemphill County, Texas, the scheduled date to fracture the Young #2-66 well is July 21, 2004.This is the first available pump date, due to high demands from current exploration in the surrounding areas. The 'Company' will make the results of the Morrow Sands available as soon as they are attained. Golden Arch along with our partners will determine the commercial status of the Morrow Sands and determine whether to stay in this zone or to move up this wellbore and access the 300 foot pay zone of the Granite Wash. We expect the wells in this field to give us a stable revenue flow to assist us in keeping our business strategy moving forward.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282

GAI: TSX Venture	Exemption 12g3 - 2(b)
GARCF: O.T.C	SEC File # 82-659

NEWS RELEASE

NEW COPPER DISCOVERY on MILDRED PEAK PROPERTY

June 10, 2004 – Golden Arch Resources Ltd. (the "Company") is pleased to announce that its geologists have discovered a previously unrecognized area of widespread, highly anomalous copper, gold and silver mineralization on the Mildred Peak Property in Pima County, Arizona. The new discovery, called the Emily Copper Area, is in the southwestern part of the property in the Los Moras Canyon drainage. The Company has applied to the state and acquired additional exploration leases to expand its land coverage of the Mildred Peak Property.

Prospecting and reconnaissance sampling have identified an area of copper mineralization approximately 400 meters long and 200 meters wide. A preliminary seven samples have been taken here, all of which contained ribboned quartz stringers in a copper-oxide-stained, fine-grained sandstone or silicic intrusive. Among these, a composite sample taken over a 30-meter distance assayed 0.62% copper and 245 ppb gold. Another composite sample over 8 meters ran 1.02 % copper, and 220 ppb gold, and a third composite sample over 5 meters returned 0.75% copper and 460 ppb gold. Four individual samples of representative material graded between a high of 5.33% copper and 4.66 grams of gold per metric ton, and a low of 0.38% copper and 140 ppb gold. The highest-grade copper sample also contained 14.4 oz of silver per ton, while the silver average for the seven samples was 3.2 oz silver per ton.

The Company's crews are initiating a test soil sample survey to determine the usefulness of geochemistry to outline the mineralization. Based on the result, a widespread grid-controlled survey will be undertaken. Subsequently, trenching, sampling, geophysics and drilling are planned on the Emily Area for the late summer and early fall.

The Company continues to explore the Mildred Peak Property as a gold prospect; however, management is mindful that Southern Arizona hosts some of the largest and richest copper deposits in the world.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282

GAI: TSX Venture
GARCF: O.T.C

Exemption 12g3 - 2(b)
SEC File # 82-659

NEWS RELEASE

COMPLETION RIG ON YOUNG #2-66 WELL

May 31, 2004 – Golden Arch Resources Ltd. (the "Company") is pleased to announce the arrival of the completion rig on the Young#2-66 well in Hemphill County, Texas. The rig will be attempting to perforate and fracture two eight-foot sections of the Morrow sand lobes between 12,952 - 12,960 feet 13,055 -13,063 feet. Completion of the fractures and tests to evaluate the gas quantities are expected to be completed by the second week of June, 2004. The test analysis will enable the Company to either proceed with the Morrow sands or move the process up the wellbore to access gas located in excess of 300 feet of pay in the Granite Wash zone. The Company has a 3% net revenue interest in the well, reducing to 2% after the Company's initial investment has been recovered.

On behalf of the Board of Directors,

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282

GAI: TSX Venture
GARCF: O.T.C

Exemption 12g3 - 2(b)
SEC File # 82-659

NEWS RELEASE

YOUNG #2-66 WELL, IN WORLD CLASS TEXAS FIELD

May 5, 2004 – Golden Arch Resources Ltd. (the "Company") is pleased to present the technical report on the most recent gas well drilled in Texas on behalf of the Company and partners.

W. C. Payne
Young #2-66

Hemphill-Major Creek Fields
Hemphill County, Texas

Post Well Summary
(4-30-2004)

Introduction

The Young #2-66 was drilled in south central Hemphill County approximately 11 miles south of Canadian, Texas. The well was drilled to a depth of 12,744' where intermediate casing was run covering the Granite Wash intervals; subsequently the well was drilled deeper to a total depth of 13,518' where 4 ½" production casing was set.

The well is located in the middle of the Hemphill (Granite Wash) gas field. This field is a world class prolific producing area with per well cumulative production commonly in excess of 4,000,000 [MCFG]. Production from the field is from the upper Granite Wash, a detritus zone generated by the erosion of the nearby buried Wichita Mountains. The field is currently active and is depth segregated. Golden Arch has the right to earn an interest from the base of the Upper Granite Wash (current producing horizon) approximately 11,200' and below. The prospect was drilled anticipating only the Morrow sand, but serendipity has allowed for new discovery in the lower Granite Wash interval as well as a Morrow sand interval.

Granite Wash

The Granite Wash as mentioned above is a detrital deposit sourced by the rapid erosion from the nearby buried Wichita Mountains immediately to the south. The field currently produces from what is commonly referred to as the "A" and "B" zones and with some extent the "C" zone. The field wells are multi [BCFG] producers with field pay thickness in the immediate wellbore, as well as offsets, of as much and over 350' pay.

The lower Granite Wash, from which the Company has the right to earn interest, was not penetrated, except in a very few area wellbores, and was not perforated in any area wellbore. The interval includes a portion of the Granite Wash "C", "D", "D" lower, and "E" zones. Pay thickness is well in excess of 300' and approaches as much as 400' using a 10% porosity cutoff. Gas shows were phenomenal in the interval, with nearly each porosity zone giving strong chromatograph shows and the thicker intervals reaching over 4,000 unit's gas.

Morrow Sands

The Morrow sands begin at the base of the Granite Wash and extend below the current well total depth. The sands are commonly chert conglomerates as in the case of this well, and have been capable of producing multiple [BCFG] per individual interval. In the #2-66 Young wellbore, two separate Morrow sands were encountered. Each sand encountered good drilling breaks during drilling operations and each calculates to be gas productive, but appear relatively low in porosity. Gas shows were poor due to extremely high mud weights to contain gas. Reservoir properties are as follows;

Morrow Sand: 12,949'-12,964'

Net Ft. Pay:	15'
Porosity:	8% max, 6% average
Microlog Permeability:	6' Fair
Water Saturation:	39%
Hydrocarbon Saturation	61%

Probable Production gas, low porosity

Morrow Sand: 13,053'-13,066'

Net Ft. Pay:	13'
Porosity:	9% max, 7.5% average
Microlog Permeability:	5' Good, 6' Fair
Water Saturation:	28-38%
Hydrocarbon Saturation	62-72%

Probable Production gas, low porosity.

Conclusions and Recommendations

The #2-66 wellbore has encountered two separate Morrow sands, both capable of producing hydrocarbons and a Granite Wash section in excess of 300' pay interval. The well is currently in preparation for perforating and testing the Morrow sand intervals. These zones are relatively low in porosity, but with anticipated pressures of 6,000# the zones could very well be prolific or at least commercially productive and warrant testing.

In the case of an unsuccessful completion from the Morrow intervals or upon depletion of these zones the Lower Granite Wash is recommended for completion. Should the Morrow intervals be exceptional producers, it may be necessary to twin the well in order to facilitate the Lower Granite Wash production.

On behalf of the Board of Directors,

"B. Keith Shirley"

B. Keith Shirley, PG
Geologist, Director Golden Arch Resources